Exhibit 2

STARLIGHT ACQUISITION CORP.

August 18, 2023

BY EMAIL

NightHawk Biosciences, Inc. (“NightHawk”)

627 Davis Drive

Morrisville, NC 27560

Attention: Special Committee of Board of Directors

Dear Special Committee,

Over the past few quarters, NightHawk has worked with its advisors to develop a path designed to reduce costs, refocus the company and maximize shareholder value in this very difficult environment. To that end, I am pleased to present the attached proposal for consideration by the Special Committee of the Board of Directors of NightHawk.

Starlight Acquisition Corp., a Delaware corporation that I established, proposes to acquire the equity interests of NightHawk subsidiary Elusys Therapeutics, Inc., which will include the assumption of approximately $40 million in liabilities and contractual obligations, all intellectual property related to the anthrax antitoxin known as ANTHIM®, certain NightHawk/Elusys employees and related research and development rights and assets. Our total proposed consideration for this transaction, including assumption of these liabilities and obligations, would exceed $45 million and provide additional upside for NightHawk based upon future sales.

As you know, I am NightHawk’s largest shareholder and biggest supporter (I have never sold a single share) and am eager to do all I can to empower NightHawk to sustain itself and thrive in this difficult and unprecedented financing environment. My proposal removes all of Elusys’ liabilities and contractual obligations from NightHawk’s books and reduces NightHawk’s ongoing burn rate. This would allow NightHawk to refocus itself as a pure-play, revenue-generating biomanufacturing CDMO and unlock long term value based on substantial revenue growth. As I know NightHawk’s people, assets, business and contractual obligations, I would expect to be able to undertake this acquisition with minimal due diligence, thereby completing the transaction in a timely manner and facilitating a seamless assumption of all liabilities and obligations.

I very much look forward to your review and comments.

Sincerely,

/s/ Jeffrey Wolf
Jeff Wolf